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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                           --------------------
                                                              SEC FILE NUMBER
                                                                    072
                                                           --------------------
                                                                CUSIP NUMBER
                                                                  987048105
                                                           --------------------

Check One):

[   ] Form 10-K and Form 10-KSB     [  ] Form 11-K          [  ] Form 20-F
[ X ] Form 10-Q and Form 10-QSB     [  ] Form N-SAR

                  For Period Ended: November 30, 2001
                                    -----------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: ............................


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         Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:........................
 ...............................................................................
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Part I.  Registrant Information

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         Full Name of Registrant:
         Former Name if Applicable:
                            York Research Corporation
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         Address of principal executive office (Street and number)

                        280 Park Avenue, Suite 2700 West
         ----------------------------------------------------------------------
         City, State and Zip Code           New York, New York 10017
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Part II.  Rule 12b-25 (b) and (c)
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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate.)

[  ]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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[  ]     (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.
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Part III.  Narrative

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         State below in reasonable detail the reasons why Form 10-K and Form
10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)
         The Company is waiting for additional information needed to complete the Form 10-Q.
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Part IV.  Other Information

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(1)      Name and telephone number of person to contact in regard to this notification
                  Michael Trachtenberg         (212)            557-6200
                  -------------------------------------------------------------
                           (Name)              (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes   [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes   [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            York Research Corporation
                  --------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 14, 2002                             /S/Michael Trachtenberg
---------------------                             -----------------------
                                                  Michael Trachtenberg, EVP and
                                                  Chief Accounting and Officer

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


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                            YORK RESEARCH CORPORATION
                                   FORM 12b-25
                                   PART IV (3)

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

                                                                       (Unaudited)                        (Unaudited)
                                                                   For the Nine Months               For the Three Months
                                                                   Ended November 30,                 Ended November 30,
                                                             --------------------------------   -------------------------------
                                                                   2001             2000             2001            2000
                                                             ---------------   --------------   --------------   --------------

Revenues                                                      $ 25,447,438      $ 27,190,103    $  7,532,488     $ 10,119,770

Net income (loss)                                             $    280,939      $  2,141,640    $ (1,336,202)    $    750,615


Earnings (loss) per share - Basic                             $       0.02      $       0.14    $      (0.08)    $       0.05

Weighted average number of common shares used in
    computing basic earnings (loss) per share                   16,073,052        15,139,011      16,089,008       15,153,137


Earnings (loss) per share - Diluted                           $       0.02      $       0.14    $      (0.08)    $       0.05

Weighted average number of common shares and
    common shares equivalents used in computing diluted
    earnings (loss) per share                                   17,453,638        15,139,011      16,089,008       15,153,137
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